EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS OCTOBER 2002 PERFORMANCE

HOUSTON, Nov. 1, 2002 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in October 2002 for its Continental Express operating fleet.

During the month, ExpressJet flew 347.5 million revenue passenger miles (RPMs), up 21.2 percent versus October 2001. Capacity increased 20.0 percent to 548.6 million available seat miles (ASMs) in October 2002, compared with October 2001. ExpressJet's load factor increased to 63.3 percent in October 2002, a 0.6 point improvement over October 2001.

Also in October, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. The results compare with an October 2001 controllable completion factor of 99.8 percent.

Other activities in October included the first eight deliveries of the new extended-range Embraer ERJ-145XR regional jet, following aircraft model certification by the Federal Aviation Administration. With the addition of eight regional jets and the retirement of four ATR-42 turboprops during the month, ExpressJet ended October with a total operating fleet of 186 aircraft, including 178 jets. ExpressJet also introduced the first jet service to College Station, Texas, in October and began all-jet operations at Alexandria, Lafayette and Shreveport, La., and Corpus Christi and Harlingen, Texas.

ExpressJet employs more than 5,500 people and provides Continental Airlines with all of its regional airline capacity at its hub airports in Houston, Cleveland and New York/Newark. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

OCTOBER	**2002**	**2001**	**Change**
Revenue Passenger Miles (000)	347,460	286,633	21.2 Percent
Available Seat Miles (000)	548,575	457,231	20.0 Percent
Passenger Load Factor	63.3 Percent	62.7 Percent	0.6 Points

YEAR-TO-DATE	**2002**	**2001**	**Change**
Revenue Passenger Miles (000)	3,222,436	2,826,677	14.0 Percent
Available Seat Miles (000)	5,103,655	4,540,220	12.4 Percent
Passenger Load Factor	63.1 Percent	62.3 Percent	0.8 Points

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